89 ferc   62,244

                          UNITED STATES OF AMERICA
                    FEDERAL ENERGY REGULATORY COMMISSION

Carolina Power & Light Company                         Docket No. EC00-15-000

                      ORDER AUTHORIZING DISPOSITION OF
                       JURISDICTIONAL FACILITIES AND
                          CORPORATE REORGANIZATION

                         (Issued December 23, 1999)

     On October 26, 1999, Carolina Power & Light Company (Carolina Power) filed an application pursuant to section 203 of 1 the Federal Power Act (FPA) for Commission authorization to implement a corporate restructuring resulting in the formation of a holding company to be known as CP&L Holdings, Inc. (CP&L Holdings). As a result of the proposed restructuring, Carolina Power will become a wholly-owned subsidiary of CP&L Holdings.

     Description of Carolina Power's Current Corporate Structure
     -----------------------------------------------------------

     Carolina Power is a public utility within the meaning of the 2 FPA. Carolina Power sells electricity at wholesale to, and transmits electricity in interstate commerce for, other electric 3 utilities under rate schedules on file with the Commission. Carolina Power also sells electricity at retail in North Carolina and South Carolina. North Carolina Natural Gas Corporation (North Carolina Natural Gas), a direct subsidiary of Carolina Power, distributes natural gas to retail customers in North Carolina.

     Proposed Corporate Reorganization
     ---------------------------------

     The reorganization will be accomplished by a share for share stock exchange of Carolina Power common stock for CP&L Holdings common stock in accordance with an Agreement and Plan of Share Exchange between Carolina Power and CP&L Holdings (Plan of Exchange). In accordance with the Plan of Exchange, Carolina Power's common shareholders will receive one CP&L Holdings common share in exchange for each Carolina Power common share held immediately prior to the effective date of the share exchange. The common shares in CP&L Holdings held by Carolina Power will be canceled. Carolina Power's preferred stock and debt will continue to be held by Carolina Power after the proposed reorganization. According to the application, CP&L



------------------------
1    16 U.S.C.  824b (1994).
2    See 16 U.S.C.  824(e) (1994).
3    Application at 2.

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


Holdings is expected to be an exempt holding company under section 3(a)(1) of 4 the Public Utility Holding Company Act of 1935 (PUHCA).

     Carolina Power indicates that the formation of a holding company structure will enable the company to respond more effectively to the ongoing changes in the electric power industry today and to take advantage of the opportunities that will become available in the future. Carolina Power also indicates that such a formation will facilitate regulation by providing a clearer 5 separation of regulated and unregulated businesses, while providing the company with greater flexibility in establishing and financing new business initiatives.

     Notice of the Application
     -------------------------

     Notice of the application was published in the Federal Register with comments due on or before November 26, 1999. On November 24, 1999, North Carolina Electric Membership Corporation (North Carolina Electric ) and the Public Works Commission of the City of Fayetteville, North Carolina (Fayetteville), filed separate motions to intervene raising no issues. Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, the unopposed motions to intervene of North Carolina Electric and 6 Fayetteville serve to make them parties in the proceeding.

     Discussion
     ----------

     As noted above, Carolina Power is a public utility under the FPA. In Central Vermont Public Service Corporation (Central 7 Vermont), the Commission concluded that the transfer of ownership and control of jurisdictional facilities, through a transfer of a public utility's common stock from existing shareholders to a newly created holding company, constitutes a disposition of jurisdictional facilities requiring prior Commission approval under section 203. Consistent with the Commission's holding in Central Vermont, because Carolina Power's proposed reorganization involves the transfer of ownership of its common stock from existing shareholders to CP&L Holdings, the transaction is subject to the requirements of section 203.


------------------------
4    Application at 8.
5 Carolina Power indicates that its existing subsidiaries, including NCNGC, may at some time in the future be transferred to CP&L Holdings. Application at 3 and 7, n.5.
6    18 C.F.R.  385.214(c)(1) (1999).
7    39 FERC  61,295 (1987).

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


     The proposed reorganization will not have an adverse effect on competition. While the proposed reorganization results in a change of ownership or control of jurisdictional facilities by virtue of the creation of the CP&L Holdings, it involves only Carolina Power and its affiliates and does not, itself, result in any change in the operation of Carolina Power's facilities, or other inputs that could be used as barriers to entry, that would have an anti-competitive effect.

     The proposed reorganization will not adversely affect rates or regulation. Carolina Power commits that any costs of implementing the proposed corporate reorganization will not be 8 included in its future rates. Furthermore, as noted above, Carolina Power indicates that CP&L Holdings will be an exempt holding company under PUHCA. After the reorganization, Carolina Power will continue to be subject to retail rate regulation by both the North Carolina Utilities Commission and the South Carolina Public Service Commission. This Commission will maintain its regulatory authority to consider any and all wholesale rate-related issues arising after the reorganization.

     While CP&L Holdings is not proposing to merge with another holding company at this time, it is possible that in the future such a merger may take place. In an order approving a similar holding company formation by Illinois Power Company, the Commission clarified its jurisdiction under section 203 regarding the effect that mergers of public utility holding companies have 9 on their public utility subsidiaries. While noting that it does not have jurisdiction over public holding company mergers or consolidations, the Commission concluded that, ordinarily, when public utility holding companies merge, an indirect merger involving their public utility subsidiaries also takes place, and that Commission approval under section 203 would be required. Consequently, the Commission stated:

          We therefore will presume, subject to rebuttal, that mergers between public utility holding companies also accomplish an indirect merger of their public utility subsidiaries. If the public utilities can rebut the presumption, we will find that jurisdiction will not attach until such time as the public utility subsidiaries formally merge or consolidate their facilities. If the public utilities cannot rebut the presumption, section 203 approval of the indirect merger


------------------------
8    Application at 7.
9    Illinois Power Company, 67 FERC 61,136 (1994).

          of the public utilities will be required. 10

     Accordingly, Carolina Power is advised that, in the event CP&L Holdings should seek to merge with another public utility holding company, Carolina Power and any other affected public utility are required to file under section 203 evidence to rebut the presumption that such a merger would not also result in an indirect merger of the public utility subsidiaries, or, alternatively, for approval of an indirect merger of the public utilities.

     Based on the foregoing analysis, and in the absence of opposition to the application, it is concluded that the disposition of jurisdictional facilities by Carolina Power in the above described corporate reorganization is consistent with the public interest and is hereby authorized, subject to the following conditions:

          (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

          (2) The Commission retains authority under section 203(b) of the Federal Power Act to issue supplemental orders as appropriate;

          (3) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost or any other matter whatsoever now pending or which may come before the Commission;

          (4) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

          (5) In the event CP&L Holdings should seek to merge with another public utility holding company, the public utilities of those companies are required to make appropriate filings under section 203 of the Federal Power Act; and

          (6) Carolina Power shall promptly notify the Commission of the date on which the disposition of the jurisdictional facilities is consummated.


------------------------
10   67 FERC at 61,354-55.

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     Authority to act on this matter is delegated to the Director, Division of Opinions and Corporate Applications, pursuant to 18 C.F.R. 375.308. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. 385.713.


                                        Michael A. Coleman
                                        Director
                                        Division of Opinions
                                        and Corporate Applications